Exhibit 12

STATEMENT RE COMPUTATION OF RATIOS

ASSOCIATED BANC-CORP

Computation of the Ratio of Earnings to Fixed Charges

($ in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$133,397	$(46,742)	$(41,028)	$(285,099)	$222,280	$419,194	$449,779
Earnings and fixed charges, excluding interest on deposits	185,351	7,343	29,240	(186,926)	394,427	652,437	700,082
Earnings and fixed charges, including interest on deposits	236,145	90,327	135,263	(26,052)	657,733	1,055,790	1,064,035

Fixed Charges:
Total interest expense	$99,334	$134,115	$172,347	$255,251	$430,561	$631,899	$609,830
Interest on deposits	50,794	82,984	106,023	160,874	263,306	403,353	363,953
Interest expense component of net rent expense¹	3,414	2,954	3,944	3,796	4,892	4,697	4,426
Fixed charges, excluding interest on deposits	51,954	54,085	70,268	98,173	172,147	233,243	250,303
Fixed charges, including interest on deposits	102,748	137,069	176,291	259,047	435,453	636,596	614,256

Preferred stock dividends and accretion	23,530	22,131	29,531	29,348	3,250	—	—
Fixed charges and preferred dividends, excluding interest on deposits	75,484	76,216	99,799	127,521	175,397	233,243	250,303

Fixed charges and preferred dividends, including interest on deposits	126,278	159,200	205,822	288,395	438,703	636,596	614,256

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Accretion:
Excluding interest on deposits	2.46x	0.10x	0.29x	*	2.25x	2.80x	2.80x
Including interest on deposits	1.87x	0.57x	0.66x	*	1.50x	1.66x	1.73x

*	Earnings for the reporting period were inadequate to cover total fixed charges by $314 million

1	Assumes 33% allocation of net rent expense as interest expense component